Morgan Stanley Income Securities Inc.
Annual Meeting of Stockholders
December 18, 2001

Item 77.C.	Matters Submitted to a Vote of Security Holders

	Approval of a proposed amendment to the Articles of Incorporation of the Fund to change the name of the Fund to "Morgan Stanley Income Securities Inc.":



For: 9,179,201		Against: 197,127 		Abstain: 278,660